                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BAYCORP HOLDINGS, LTD.
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                       (Name of Subject Company (issuer))

                             BAYCORP HOLDINGS, LTD.
------------------------------------------------------------------------------
                  (Names of Filing Persons (offeror and issuer)

                           COMMON STOCK $.01 PAR VALUE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    072728108
------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               FRANK W. GETMAN JR.
                      President and Chief Executive Officer
                             BayCorp Holdings, Ltd.
                             51 Dow Highway, Suite 7
                               Eliot, Maine 03903
                                 (207) 451-9573
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                      Copy to: RICHARD A. SAMUELS, ESQUIRE
                       McLane, Graf, Raulerson & Middleton
                            Professional Association
                          900 Elm Street. P.O. Box 326
                      Manchester, New Hampshire 03105-0326

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                            Calculation of Filing Fee

Transaction valuation*                          Amount of filing fee
    $126,225,000                                      $11,613


*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based upon the purchase of 8,500,000 shares of common stock, par value $0.01 per share, at the tender offer price of $14.85 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:
                                          --------------------
                   Form or Registration No.:
                                            ------------------
                   Filing Party:
                                ------------------------------
                   Date Filed:
                               -------------------------------

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[X]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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INTRODUCTION.

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by BayCorp Holdings, Ltd., a Delaware corporation, to purchase up to 8,500,000 shares of its common stock, $0.01 par value per share, at $14.85 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase dated January 31, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under SUMMARY is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer of the Shares subject to the Offer is BayCorp Holdings, Ltd., a Delaware corporation ("BayCorp" or the "Company"). The Company's principal executive offices are located at 51 Dow Highway, Suite 7, Eliot, Maine 03903, telephone (207) 451-9573.

(b) Securities. The class of BayCorp's securities to which this statement relates is common stock, par value $0.01 per share (the "Shares"), of which 8,455,269 shares were issued and outstanding as of December 18, 2002. The information set forth in the Offer to Purchase under INTRODUCTION is incorporated herein by reference.

(c) Trading Market and Price. The Shares are currently traded on the American Stock Exchange (AMEX) under the symbol "MWH." The information set forth in the Offer to Purchase and under INTRODUCTION and under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 13. Price Range of Shares; Dividends is incorporated herein by reference.

(d) Dividends. The Company has not paid any dividends with respect to the Shares during the past two years. The information set forth in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 13. Price Range of Shares; Dividends is incorporated herein by reference.

(e) Prior Public Offerings. During the past three years, the Company has not engaged in any underwritten public offering of common stock for cash, either registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This Tender Offer Statement is filed by the Company, which is also the issuer of the securities described in Item 2(b) of this Schedule TO. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section
15. Identity and Background of Certain Persons is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 14. Information About BayCorp is incorporated herein by reference. The Company is incorporated under the laws of the State of Delaware. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree, or final order enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section
15. Identity and Background of Certain Persons is incorporated herein by reference. None of the Company's directors or executive officers listed thereunder has been convicted of any criminal act during the past five years. Further, none of the Company's directors or executive officers has been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree, or final order enjoining such person from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) Material Terms.

      (1)   Tender Offers.

      (i) The Company is offering to purchase up to 8,500,000 shares of its common stock, $0.01 par value per share. The information set forth in the Offer to Purchase under INTRODUCTION and under BAYCORP'S TENDER OFFER - Section 1. General Information about the Company, the Shares, and the Tender Offer is incorporated herein by reference.

      (ii) The Company is offering to pay $14.85 in net cash to the seller for each Share. The information set forth in the Offer to Purchase under INTRODUCTION is incorporated herein by reference.

      (iii) The scheduled expiration date of the Offer is March 3, 2003. The information set forth in the Offer to Purchase under BAYCORP'S TENDER OFFER -
Section 1. General Information about the Company, the Shares, and the Tender Offer and under PROCEDURES AND TERMS OF OFFER - Section 11. Extension of the Offer; Termination; Amendment is incorporated herein by reference.

      (iv) Not applicable.

      (v) The Offer may be extended beyond the scheduled expiration date. The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF OFFER - Section 11. Extension of the Offer; Termination; Amendment is incorporated herein by reference.

      (vi) The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF OFFER - Section 7. Withdrawal Rights is incorporated herein by reference.

      (vii) The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF OFFER - Section 6. Procedures for Tendering Shares and under PROCEDURES AND TERMS OF OFFER - Section 7. Withdrawal Rights is incorporated herein by reference.

      (viii) The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF OFFER - Section 6. Procedures for Tendering Shares and under PROCEDURES AND TERMS OF OFFER - Section 8. Purchase of Shares and Payment of Purchase Price is incorporated herein by reference.

      (ix) The information set forth in the Offer to Purchase under BAYCORP'S TENDER OFFER - Section 1. General Information about the Company, the Shares, and the Tender Offer and under PROCEDURES AND TERMS OF OFFER - Section 8. Purchase of Shares and Payment of Purchase Price is incorporated herein by reference.

      (x) The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer is incorporated herein by reference.

      (xi) Not applicable.

      (xii) The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 3. United States Federal Income Tax Consequences is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer is incorporated herein by reference.

(c) Different Terms. Rule 13e-4(f)(8)(i) (the "all holders rule") requires that any issuer tender offer be open to all security holders of the class of securities subject to the tender offer. In compliance with said Rule, the Offer is open to all holders of the securities described in Item 2(b) of this Schedule TO. Accordingly, all holders of the Shares will be treated alike. The information set forth in the Offer to Purchase under INTRODUCTION and under BAYCORP'S TENDER OFFER - Section 1. General Information About the Company, the Shares, and the Tender Offer is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- No Appraisal or Dissenters' Rights is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has made no provisions in connection with the Offer to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the Company's expense. The information set forth in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 14. Information About BayCorp is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Transactions and Agreements with Directors and Executive Officers is incorporated herein by reference.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer, under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares, under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Transactions and Agreements with Directors and Executive Officers, and under INFORMATION ABOUT BAYCORP AND ITS SECURITIES -
Section 16. Information about BayCorp's Shares; Transactions and Arrangements Concerning Shares is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(b) Use of Securities Acquired. The Shares purchased under the Offer will be canceled and designated as authorized but not issued and outstanding by the Company.

(c) Plans. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and PROCEDURES AND TERMS OF THE OFFER - Section 12. Source and Amount of Funds is incorporated herein by reference.

(b) Conditions. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and under PROCEDURES AND TERMS OF THE OFFER - Section 12. Source and Amount of Funds is incorporated herein by reference.

(c) Expenses. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Estimate of Fees and Expenses Related to the Offer and under PROCEDURES AND TERMS OF THE OFFER - Section 12. Source and Amount of Funds is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 16. Information about BayCorp's Shares; Transactions and Arrangements Concerning Shares is incorporated herein by reference.

(b) Securities Transactions. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares and under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 16. Information about BayCorp's Shares; Transactions and Arrangements Concerning Shares is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. No person has been directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Fees and Expenses Related to the Offer is incorporated by reference.

(b) Employees and Corporate Assets. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Fees and Expenses Related to the Offer is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 14. Information About BayCorp is incorporated herein by reference.

(b) Pro Forma Information. The information contained in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 14. Information About BayCorp is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

         (1) The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer, under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares, under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Transactions and Agreements with Directors and Executive Officers, and under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 16. Information About BayCorp's Shares; Transactions and Arrangement Concerning Shares is incorporated herein by reference.

         (2) The information contained in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 17. Legal Matters; Regulatory Matters is incorporated herein by reference.

         (3) The information contained in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 17. Legal Matters; Regulatory Matters is incorporated herein by reference.

         (4) Not applicable.

         (5) The information contained in the Offer to Purchase under INFORMATION ABOUT BAYCORP AND ITS SECURITIES - Section 17. Legal Matters; Regulatory Matters is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated January 31, 2003.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery of Shares of Common Stock.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2) Not Applicable.

(a)(3)(A) Offer to Purchase dated January 31, 2003 (filed herewith as Exhibit
(a)(1)(A).

(a)(3)(B) Letter of Transmittal (filed herewith as Exhibit (a)(1)(B).

(a)(4) Not Applicable.

(a)(5)(A) Text of press release issued by BayCorp Holdings, Ltd. dated November 15, 2002 (incorporated by reference to BayCorp's Schedule TO-C filed on November 15, 2002 (SEC file no. 005-50357)).

(a)(5)(B) Text of press release issued by BayCorp Holdings, Ltd. dated January 31, 2003.

(b) Not Applicable.

(c) Not Applicable.

(d)(A) BayCorp Holdings, Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 99 of BayCorp's S-8 filed on July 21, 2000 (SEC file no. 333-42016)).

(d)(B) Form of Non-Statutory Stock Option Agreement under BayCorp Holdings, Ltd. 1996 Stock Option Plan.

(d)(C) Form of Incentive Stock Option Agreement under BayCorp Holdings, Ltd. 1996 Stock Option Plan.

(d)(D) BayCorp Holdings, Ltd. 2001 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 99 of BayCorp's Form S-8 filed October 22, 2001 (SEC file no. 333-71976)).

(d)(E) Form of Non-Statutory Stock Option Agreement under BayCorp Holdings, Ltd. 2001 Non-Statutory Stock Option Plan.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

23 Consent of Vitale, Caturano & Company P.C.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
3. United States Federal Income Tax Consequences is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

(c) Approval of Security Holders. The Offer has not been structured so that approval of at least a majority of unaffiliated shareholders is required. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer -- Fairness of the Offer is incorporated herein by reference.

(d) Unaffiliated Representative. The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

(e) Approval of Directors. The Offer was approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and under SPECIAL FACTORS -
Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(f) Other Offers. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9. REPORTS, APPRAISALS, OPINIONS, AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The Company did not receive any report, opinion or appraisal from an outside party in connection with the Offer. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section
5. Reports, Opinions, and Appraisals is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer is incorporated herein by reference.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SCHEDULE TO AND SCHEDULE 13E-3

                                  BAYCORP HOLDINGS, LTD.

                                  By: -s- Frank W. Getman Jr.
                                     -----------------------------------------
                                  Name:  FRANK W. GETMAN JR.
                                  Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  January 31, 2003



                                 EXHIBIT INDEX


EXHIBIT NUMBER                DESCRIPTION
--------------                -----------

(a)(1)(A)                     Offer to Purchase dated January 31, 2003.

(a)(1)(B)                     Letter of Transmittal.

(a)(1)(C)                     Notice of Guaranteed Delivery of Shares of
                              Common Stock.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A) Text of press release issued by BayCorp Holdings, Ltd. dated November 15, 2002 (incorporated by reference to BayCorp's Schedule TO-C filed on November 15, 2002 (SEC file no. 005-50357)).

(a)(5)(B) Text of press release issued by BayCorp Holdings, Ltd. dated January 31, 2003.

(d)(A) BayCorp Holdings, Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 99 of BayCorp's S-8 filed on July 21, 2002 (SEC file no. 333-42016)).

(d)(B) Form of Non-Statutory Stock Option Agreement under BayCorp Holdings, Ltd. 1996 Stock Option Plan.

(d)(C) Form of Incentive Stock Option Agreement under BayCorp Holdings, Ltd. 1996 Stock Option Plan.

(d)(D) BayCorp Holdings, Ltd. 2001 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 99 of BayCorp's Form S-8 filed
                              October 22, 2001 (SEC file no. 333-71976)).

(d)(E) Form of Non-Statutory Stock Option Agreement under BayCorp Holdings, Ltd, 2001 Non-Statutory Stock Option Plan.

23                            Consent of Vitale, Caturano & Company P.C.